                                                                                          Filed by The Royal Bank of Scotland Group plc

                                         This communication is filed pursuant to Rule 425 under The Securities Act of 1933, as amended.

                                                                                                  Subject Company: ABN AMRO Holdings NV

                                                                                                      Commission File Number: 001-14624

                                                                                                                   Date: April 26, 2007

Important Information

This  communication  is made available  pursuant to article 9b(1) of the Dutch Decree on the  Supervision of the Securities  Trade 1995
(the "Decree").  It does not constitute an announcement  pursuant to article  9(b)(2)(b) of the Decree,  as no letter as referred to in article 9(d)(2) has been filed. Any possible transaction would be subject to approval of competent  regulatory  authorities in relevant jurisdictions.

In  connection  with a potential  transaction  involving  ABN AMRO,  the Banks (Royal Bank of Scotland,  Santander,  and Fortis) may be
required to file relevant documents with the SEC. Such documents,  however,  are not currently  available.  INVESTORS ARE URGED TO READ
ANY  DOCUMENTS  REGARDING  THE  POTENTIAL  TRANSACTION  IF AND  WHEN  THEY  BECOME  AVAILABLE,  BECAUSE  THEY  WILL  CONTAIN  IMPORTANT
INFORMATION.   Investors  will  be  able  to  obtain  a  free  copy  of  such   documents   without   charge,   at  the  SEC's  website
(http://www.sec.gov)  once such  documents  are filed  with the SEC.  Copies of such  documents  may also be  obtained  from each Bank, without charge, once they are filed with the SEC.

This  communication  shall not constitute an offer to sell or the  solicitation of an offer to buy any  securities,  nor shall there be any sale of securities  in any  jurisdiction  in which such offer,  solicitation  or sale would be unlawful  prior to  registration  or qualification  under the  securities  laws of any such  jurisdiction.  No offering  of  securities  shall be made in the United  States except pursuant to registration under the US Securities Act of 1933, as amended, or an exemption therefrom.

Forward-Looking Statements

The information herein includes certain  "forward-looking  statements".  These statements are based on the current  expectations of the
Banks and are naturally subject to uncertainty and changes in circumstances.  Forward-looking  statements include,  without limitation, statements  typically  containing  words such as  "intends",  "expects",  "anticipates",  "targets",  "estimates"  and words of similar import.  By their  nature,  forward-looking  statements  involve  risk and  uncertainty  because  they  relate to events  and depend on circumstances  that will occur in the future.  There are a number of factors that could cause actual results and developments to differ materially from those  expressed or implied by such  forward-looking  statements.  These factors  include,  but are not limited to, the presence of a competitive  offer for ABN AMRO,  whether the Banks and ABN AMRO enter into any definitive  agreement with respect to the potential  transaction,  satisfaction  of any conditions to the potential  transaction,  including  receipt of required  regulatory and anti-trust approvals,  the anticipated benefits of the potential transaction not being realized,  the separation and integration of ABN
AMRO and its assets  among the Banks  being  materially  delayed or more  costly or  difficult  than  expected,  as well as  additional factors, such as changes in economic conditions,  changes in the regulatory  environment,  fluctuations in interest and exchange rates, the outcome of  litigation  and  government  actions.  Other  unknown or  unpredictable  factors  could cause actual  results to differ materially  from those in the  forward-looking  statements.  None of the Banks  undertake any  obligation to update  publicly or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.

The  following  is an excerpt  from a statement  made by Sir Tom  McKillop,  the  chairman of the board of  directors  of Royal Bank of
Scotland,  at the Annual General  Meeting on April 25, 2007. The statement was posted on Royal Bank of Scotland's  website on April 25,
2007.

EXCERPT FROM STATEMENT BY CHAIRMAN OF THE BOARD OF ROYAL BANK OF SCOTLAND AT THE APRIL 25, 2007 ANNUAL GENERAL MEETING

"2006 was another year of excellent performance by our Group with customer satisfaction high and good returns to shareholders.

"The Group has continued to perform well in the first few months of this year in line with the comments which we made at the full year results presentation on 28 February.

"When your Company is capable of producing this kind of performance, some of you may be wondering why we should be considering a possible transaction with ABN AMRO. When Barclays and ABN AMRO announced their intention to merge, it was clearly the Board's fiduciary duty to consider what the possible implications of such a move might be for our Company.

"After careful consideration, we made an announcement earlier today outlining the proposals we and our good friends Fortis and
Santander have collectively made to ABN AMRO. These proposals, which are subject to a number of conditions, we believe are superior for ABN AMRO's shareholders and are straightforward from a shareholder, regulatory and execution perspective. Your Board is confident that a transaction based on these proposals would create value for our own shareholders and enhanced growth prospects for our own businesses.

"We have not rushed lightly into this, but an opportunity that fits so closely with our strategic priorities does not arise often, and it would have been irresponsible of us not to explore such an opportunity to the full. You can rest assured that any offer, if made, will have been carefully evaluated. The Board will act prudently but with great determination, and will only proceed if it is in the best interests of our shareholders to do so."